Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Onur Genç – BofA 30th Annual Financials CEO Conference

[Intranet filing, September 2025]

[00:00:00	-	00:00:53]

BofA: The big pleasure this year once again to be having live. We have two deals that are live this year at the conference. One of them is, of course, to be 15 minutes or so, depending on how we get on. But why don’t we start from where we left things, which is: you posted almost 20% ROTE in the first half of the year. You’ve confirmed that this metric is going to be around 22% on average over the next three years, 25 to 28. And maybe we can start with your views on the outlook for the group. And you presented a new outlook also on those points of strength that, in your opinion, the market might still be dismissing when looking at BBVA story.

[00:00:54	-	00:06:59]

OG: Yeah. As you said, it’s a four-year plan, 2025 included, 2025–2028. And that plan is basically foreseeing this 22% return on equity, return on tangible equity. And you’re asking where does our confidence come from basically on that figure.

If you think, number one, it comes from our track record. As you just said, we just completed the previous four-year numbers plan because in 2021, we launched the 2021–2024 plan. At the end of that four-year plan, we did deliver 20% return on tangible equity, as we said, and more importantly, even for us, we delivered 18% compounded annual growth rate in tangible book value per share plus dividends. So very good numbers.

And with this we became the number one. We have a peer group of the 15 largest European banks — European geography, not EU only — European geography peer group banks. Within that 15 group bank, we are number one in profitability in terms of the return on tangible equity. And we are also number one in terms of growth.

In the end, we delivered what we said we would have delivered by a wide margin, more positively as compared to our original goals in 2021–2024. So why do we think that the new plan that we are putting forward is realisable, and that we will deliver that as well?

First of all, our track record. We just again delivered a very good set of numbers in the last strategic cycle. But more importantly, looking forward, why do we think that those numbers are realisable, realistic figures? Maybe we discussed first a bit long term and structural advantages of BBVA. And then we also talked a little about the short term.

On the long term, there are three things. And I mean, I’ve been in the job for seven years now, so I keep repeating them. And sorry for the repetition for some of you who might have been following us quite closely, but there are three things that I believe make us a bit different than others.

Number one, we are diverse. We are a diversified bank being present in many countries. But one of the very important metrics of those countries that we are in is the low leverage in those countries, and that low leverage is important in our view because it allows you to grow healthily without creating too much cost or risk. So this being diversified, being in low leverage countries, we do think it’s differential. It’s important.

Number two, I keep repeating this, but I do think it is the most important differentiator of the story. Our equity story is based on this, which is wherever we are, we take claim in the fact that we own one of the best banks in that country, and that typically comes with scale. I mean, in Mexico, we are by far the largest bank. In Peru, we are the second bank. In Turkey, we are the second bank. In Spain, we are the third bank, but in retail banking we are the second bank. So we do own these very unique franchises, large, sizable franchises that typically deliver better return on tangible equity versus the rest of the banking industry.

This positive gap versus the industry is a differentiator for us. And the best example again is Mexico. We have a return on equity of 27% when the rest of the industry, excluding BBVA, is 16%. Why? Because we are large and we have prioritized the right things in the past in terms of execution. And we created this franchise strength, which is unbeatable in my view. So that’s the second thing. We have very good franchises. We have one of the best, if not the best, franchises in the countries that we are in.

And then the third thing I will put on that table in terms of the structural reasons why we think we will continue to be successful in those metrics that we outlined: we prioritized, and we invested much more in this topic of digitalization much earlier than others, much more than others. And we do think it did create some sort of a competitive advantage for us.

So beyond servicing our clients through digital channels, beyond sales to our clients through digital channels, one of the things that we believe we do really well is we acquire new customers through digital channels. I mean, the best number is the percentage of new customer acquisition coming from digital channels: two-thirds of our new customers that we acquire every year are coming from digital channels, which is something that we have mastered, that we have put a lot of effort in the past, and it is yielding results.

To cut the long story short, we have already delivered very good figures in the previous cycle given these structural strengths. And also maybe on the short term — I didn’t mention the short term, that’s also important — in the last two years, we are seeing very healthy levels of activity growth in all the markets that we are in.

But that activity growth is being used to absorb the customer spread decline that is happening because the rates are coming down. We are typically rate-sensitive in Spain, in Mexico, in Peru. So when rates come down, the activity growth that you have, the healthy growth that you have, is being used to absorb that rate decline impact on the customer spreads.

In the short to medium term, what we see is that the activity growth will still be robust because rates are coming down. It helps on activity. And that activity growth in the absence of less rate cuts, or we expect the stability of the curves in Spain, in Mexico and Peru, all that has happened this year or next yeatsbr marks, we will reach stability. There will be no more rate declines in our assumptions. In that context, activity growth will be flowing directly to the bottom line, to the profits.

Based on all of this, we believe we will deliver those numbers that you mentioned. And you said, what might the market be missing or dismissing? We don’t worry about that. I mean, I have learned my lesson on this. Again, I’ve been in the job for seven years now. Rather than complaining about what the market is missing, our job is to deliver. As we discuss with the team, if we deliver the numbers, the market will always catch up.

[00:06:59	-	00:07:19]

BofA: When you leave, the markets have to us. Okay. Now, you’ve been a growth story, and you mentioned that. And I think I would say one of the few in Europe. In addition, with your new plan, you’re expected to generate something like 49 billion over the plan period. Now tell us how you get to that number and how can you combine growth and shareholders’ recommendation together.

[00:07:19	-	00:11:38]

OG: Growth and shareholder remuneration together. Yeah. Okay. But on the 49 billion in the plan that we mentioned, as you mentioned, we are growing much better than others. We are number one among the 15 largest European banks in terms of growth.

Our lending book last year, it was 14% growth in constant euros, 9% growth in current euros. This year, in the first half, as of the second quarter and the second quarter, the year-over-year growth is 16% in constant euros in lending book, 9% again in current euros after all the impacts of depreciation. Still, 9% is by far the number one highest growth among the European banks because of the footprint that we have. There is nothing magical there. And because again, Spain is also doing well, but also all the countries that we are in, emerging economies, we are seeing very nice growth.

But coming back to your 49 billion, we called it the sources of capital in our presentation. The core lever in that is profits. We are estimating, we put forward an objective, a clear objective of €48 billion of profits in the next four years. That 48 billion after the impact of currency and the securities book and everything else in terms of tangible book value creation is 39 billion. So the core profits would lead to €39 billion of tangible value creation.

Plus, we already have an excess capital at the beginning of this period of 4.5 billion. Plus, we would be using securitizations and stress as a capital creation, value creation tool more actively in the coming period. We are already doing it. I mean, in the first half of this year, we already created 23 basis points in capital from STS.

Banks like us, banks which have a very high RWA density — we have the highest RWA density, by the way, among our peer group. We have 50% RWA density when the rest of our peer group is 29%. So this stress securitizations, it helps us much more than the rest of the banking industry in Europe, which is going to give us another 5 billion in capital release.

So sum them up: 4.5 billion excess capital at the beginning of the period, 39 billion which is coming from profits, 5 billion from STS gives you the 49. So that’s the breakdown that you were asking.

But that 49, how are we going to use this? 13 billion will be used for growth, so new RWA is because of growth. And 36 billion we put into our plan as the excess capital that we would be accumulating, that we would be paying out to our shareholders.

You ask about how do you kind of balance growth and the shareholder remuneration? To us, there’s no need to balance. They are actually self-reinforcing. It’s actually a positive loop that they have. I think what we did in the last cycle, in the last 2021–2024 period, was exactly that. We grow as long as that growth is profitable. It actually gives you more ammunition to pay back more to your shareholders.

So as much as possible and as long as it’s profitable, we first want to grow. That’s the 13 billion capital allocated to growth. And again, if we do it well, we have established really strict mechanisms around this. Any part of BBVA, any part of the world, whatever growth that we do, whatever growth that consumes capital — even I see it on my desktop — on what is the capital consumption, what is the return on that capital. So that micro-planning, micro capital management is helping us on this growth being profitable.

But then, 13 billion, even though we are gaining market share in the plan and so on, it’s only 13 billion. We accumulate so much capital that the 36 billion then we will pay back. We will pay back to our shareholders in terms of that capital levers. Again, all else being equal, at the same return levels, we obviously prefer first growth because it gives you franchise value, it makes the long-term returns stable. So we first grow.

Second, we prefer payout to shareholders directly like share buybacks because it’s no execution risk. You immediately do it. And then, all else being equal, then if there are any — strategically it has to make sense — we might also consider M&A. But there are not opportunities out there. So it’s going to be growth and then shareholder payout.

[00:11:39	-	00:12:26]

BofA: Now, we’ll definitely come to M&A as well. But talking about those numbers, which are big, because we’ve talked about some organic capital generation numbers. Now, Mexico accounts for a large part of that, because almost 60% of your profits come from Mexico. And BBVA there is the largest financial institution in the country, I would say by far, and one of the biggest beneficiaries of the nearshoring trade that we’ve seen in the region over the years.

Now, the world took a big turn, of course, and we’ve seen at least a third of global trade that was exposed in some shape or form to some degree of volatility. Now, USMCA, so the trade agreement between US, Mexico and Canada, seems to be up for renewal. Now, what are you seeing on the ground in Mexico? And also, you make nearly double the ROI of your Mexican banking peers. How sustainable is this gap going forward?

[00:12:26	-	00:18:18]

OG: Let me start with the last one. It’s very sustainable, but I’ll go with the order. So maybe we start with the macro and then we go to the bank.

On the macro, what do we see on the ground? It’s quite positive what we’ve seen this year, despite the fact that we had many uncertainties. And this year we were not sure at the beginning of the year, but as it’s coming out now, it’s going to be a really good year for Mexico.

Maybe a few numbers. We are very numbers oriented. So in the second quarter call, you might remember that we basically said we were also putting EBIT overlays in because of IFRS 9 provisioning into coastal risk, because of the fact that we were expecting now in Mexico -0.4% growth, a recession or a decline in GDP. That -0.4% recession or decline in GDP, we are now thinking to upgrade that number to something positive. The final numbers are not out, but it’s going to be a decent number because the last numbers coming out of Mexico are quite positive.

A few things, again also related to this trade topic: export volume, which is something that we watch very closely. Six months this year versus six months 2024 is up 4.1%. And when you look into it monthly, every month it is growing very nicely. So it’s not like upfront loaded because of tariffs. No. Every month — April, May, June — coming out very strong. That’s why we have this 4% growth.

FDI, foreign direct investment, which is again very important for Mexico: six months this year, six months last year, is up 10%. Typically the names that are already in Mexico. So not too many new names, which we would have appreciated more, but the ones who are already in Mexico, they keep investing. And as a result, we will shortly increase, upgrade our growth expectation for Mexico.

So on the ground, our pipelines are very strong. Our loan volumes are very strong. That’s why we also upgraded in the second quarter call the lending growth in Mexico 2 to 10%. So overall, in the short term, quite positive.

But you also asked about the trade topic, USMCA. And so maybe a very few words on that one. Short term is very good. Again, despite the uncertainty, it’s very good. But in the medium long term we are even more positive.

I mean, on the trade topic, we obviously have a lot of dialogue with Mexican authorities and also partially with the US authorities. And obviously the US authorities count more here in terms of what they want to do. But we are seeing quite positive dialogue. I mean, the Mexican side is, as you might have seen, quite constructive on this whole topic. And the American side, as we see it, it’s in the best interest of America to keep Mexico as a stable, relatively decent growth country than otherwise.

It’s a 130 million country right at the border. A stable Mexico, a growing Mexico, is always beneficial to US. That’s how we view that, and we see that they see this. And then Mexico has a structural advantage, which is the cost. Labor cost.

Manufacturing, in the manufacturing industry, we compared the labor costs of Mexico versus any other low-cost state in the US, and it’s seven times cheaper to manufacture in Mexico than to manufacture in the US. And when you talk to US colleagues, obviously they don’t like trade deficits, but their key concern is China. And if they want an ally against China, or if they want an ally in this world of Chinese growing dominance in manufacturing, we do think that they see Mexico as a partner, as an ally than otherwise.

Again, it’s in the best interest of US to keep Mexico at bay and in relatively decent growth rates and so on. To cut the long story short: macro level, short term, quite positive. Medium to long term, the tariff discussion might play into it, but as we see it, it’s going to be actually much more positive because it’s going to be creating a relative advantage versus other countries that Mexico competes with.

Then, regarding our bank, you mentioned that we do double what the rest of the industry does, or close to double. Not precisely, but close to, because we have — again, I’ve been in this job for seven years. Every year I had some concerns about Mexico and every year they delivered positive surprises, our bank. And this year is another example. We are on a path of a very good year for a few reasons.

Again, structurally, we have the best NPS, we have the best digital capabilities, we have the best scale, all of that. Best customer satisfaction is very important, by far the best customer satisfaction because we are large and we do have the scale, and we invested properly in the right priorities in the country.

In that context, we sometimes call these very few figures, which we do think are very important in a few businesses where it’s very tough to replicate the bank’s advantage: cash flow-based businesses, transactional businesses, periodic relationship with the customer businesses like payrolls. We have 44% market share in payrolls. 44% of the country — public and private companies — they pay salaries. And in Mexico, they pay every two weeks with BBVA accounts. That’s a wonderful competitive advantage.

Or in the acquiring business, where you tap into the SMEs, where you tap into the companies, we have 39% market share. So our position in those relatively tough to replicate businesses is ensuring, in our view, that we will continue to deliver really well.

[00:18:18	-	00:19:02]

BofA: And I’m going to say on Mexico, you’ve already been positive also when things looked a bit more ugly than today. Another region where we’ve been positive and we’re actually starting to see growth really pick up has been Spain, and it’s been one of the fastest economies in developed markets this year.

We’re clearly seeing this growth across every line in European oil. And you’ve been getting market share, sort of targeting low growth above mid-single digit, which is, you know, quite above the rest of the market. Now, can you talk a little bit more about what you’re seeing about business as well as the competitive dynamics in the market and to what extent these market share gains can come without compromising pricing discipline?

[00:19:02	-	00:22:44]

OG: Okay. So I’m watchful all the time. So maybe I focus more on the market share because overall the market is doing well and everyone knows it. So let me not spend too much time on that one.

But in terms of market share, again you are right, we are gaining market share, but not everywhere. You might have seen it in the figures — except mortgages. We are gaining market share everywhere, but in mortgages we don’t, because there are certain parts of the business that we feel… Again, we are very capital return oriented. We look into every single loan, as I said, and we also look into it at the portfolio level, at the product level.

As it stands, the pricing levels — it’s a very price-sensitive product. That price sensitivity, in my view, doesn’t exist in any other part of the business. Because when you buy a home once or twice or maybe three times in a lifetime, but you buy it very infrequently. And when you do that, you look around, you shop around, you have advisers to help you on that, and so on. So price becomes a very relevant metric. And in that very price-sensitive product, some of our competitors, in our view, are very aggressive. And that’s why we are a bit out of the market. But beyond that, we have gained market share, and our intention is to keep doing that.

On average, in total lending book, we gained in the last four years 30 basis points every year. And we will keep doing that for a reason, because number one, we are growing especially in companies segment. In the company segment, we were underrepresented. Our market share is lower than our fair or natural market share of the overall business. And we do think there are a few advantages that we have, that we can tap into. A few advantages:

Number one, again, we are a technology-oriented, digital-oriented bank. We invested a lot in our capabilities and systems, including now, lately, the enterprise side as well. That is an advantage. Our cash management systems, our treasury management systems, in our view, are really good. Lately we have invested so much money into them.

Number two, cross-border. We are in many countries. We have offices in 27 countries now. Any Spanish company who has a subsidiary in the rest of the world — they typically have a lot of subsidiaries in South America — we are a more natural bank to bank with them. And we weren’t using that advantage. Again, we invested in our systems and products to make sure that anyone, any Spanish company who wants to do something outside — it’s true also for other countries, but you asked me about Spain, that’s why I’m focusing on Spain — we will leverage that advantage. If you have a subsidiary as a Spanish bank in Mexico, in Colombia, in Peru, we are the bank who can provide better services to you.

And then the third one, sustainability. Like digital, we wanted to prioritize this topic as an area that we would invest more, that we would do with better knowledge, better expertise. And I do think it is the case.

Then you combine them all: we are gaining market share in enterprises, in companies segment, in a very good way, and we put a lot of focus into it. Obviously it helps in execution.

And then the second topic is consumers. In the consumer lending book, we are growing for a very simple reason: again, because of digital, we acquire. In our view, it’s not very public, some of this information, but we acquire very good new customers in Spain as well. And again, a good chunk of them are coming from pure digital acquisition, because we invested so much into those capabilities.

As a result, we acquire new customers, we get their payroll, and we give them consumer lending. 85% of our consumer lending book, it’s unsecured lending. 85% is proactive lending to payroll clients. So that’s the other piece that we are growing, because of our digital capabilities. We believe we can do better on that one. Combining them all, we will continue to gain market share in Spain.

[00:22:44	-	00:23:19]

BofA: Right, now conscious of time, I want to also cover the tender offer and maybe leave some time for questions from the audience. Well, let’s cover Turkey maybe quickly, because the direction of travel seems to be quite clear. Monetary policy has turned more orthodox and inflation started to come down. Now, you’ve guided to somewhere below €1 billion net profit this year, which is a steep increase year on year. But more importantly, on your current forecast, you could come off hyperinflation accounting, which is a big deal for you. Now talk us through a little bit more about your expectations going forward and the moving parts.

[00:23:19	-	00:26:43]

OG: I mean, in the past year and a half, in the past two years, our expectations have improved. Actually, my personal expectations have improved dramatically, because Turkey is on a path of normalization.

And the new economic team — there’s a new minister, there is a new team, there’s a new central bank management that has come into works — has been, in my view, doing the right things. And you see it in the results. I mean, Turkey peaked at 72% inflation a year and a half ago or so. Now we are at 33% at the end of August.

The expectation just announced last week was that, I think in the medium-term plan for this year, they are expecting 28.5 at the end of the year. We expect a bit more. But next year they expect 16%. We expect a bit more, but still the curve or the path is the right path. So we are getting positive as long as the current team stays in place and as long as they deliver the plan that they said they would deliver. So we are positive on that side.

But regarding the profits, I mean, Turkey is a relatively large country. It’s a $1.3 trillion economy. We are the best bank in the country. Again, best bank — it’s not a subjective view. We are always numbers-based and oriented. Our return on tangible equity is 30% when the return on tangible equity of the private banking sector is 20. So we have, like in Mexico, a very large positive difference versus the rest of the industry. We have the best bank in the country.

And if you look into the size of the economy, and if you have — in this case, including state banks, we have 10% market share; excluding state banks, we have 17–18% market share. With that market share, you should be able to deliver at least €2 billion to €3 billion. Otherwise, you don’t cover your cost of equity as the system and as the bank.

So that’s why we said in the past that when normalization happens, you should expect much more from Turkey. That’s why we, at some point, called it a large optional value. We are more and more in the option, in our view, every single day. But we’ll see how the path develops and how it all turns out. But we are at the moment quite positive.

One thing that you mentioned, which is important: the hyperinflationary accounting obviously creates a hit not in capital but in P&L, in the profits. Hyperinflation accounting is going to be left out, it’s going to be taken out, if the cumulative past three-year inflation is less than 100%. As it seems, in 2027 Turkey is going to get out of hyperinflationary accounting. Our expectation in the plan is that we wanted to be conservative and we put just 2028.

But independent of whether Turkey has or doesn’t have hyperinflation accounting, if inflation comes down, the negative impact coming from hyperinflation accounting disappears in the P&L, if you know what I mean. So you don’t need to wait for the accounting to change, you need to get inflation coming down. And if inflation comes down, hyperinflationary accounting per se doesn’t create too much of a difference in the P&L.

In that context, 2028 is the date that we assumed hyperinflation accounting will be taken out. But even before, if inflation comes down, Turkey will continue to generate much better profits.

[00:26:44	-	00:27:10]

BofA: That’s a big deal. And now let’s talk about actually the tender offer because we’re live now. And when Sabadell’s board rejected your offer, they formalized a number of points as to why that was the case. I mean, three in particular. One was the premium, two, base footprint, and three, Sabadell’s dividend distribution on a standalone basis. Now, I’m sure many of your shareholders are going to be in the audience as well as the shareholders. What would you tell them here?

[00:27:12	-	00:34:12]

OG: First of all, I mean, you said Sabadell says these three things and so on. We never, ever wanted to be confrontational with Sabadell in this whole process. So I don’t want to be confrontational, even now, even more I wouldn’t want to. But you raised three topics. I will answer the three topics, not as a response to what they say, what we say. I don’t think it’s productive at all for no one. But I will talk to you about those three topics that you mentioned.

But to start with, before the three topics. This is — a year ago or so, it has been quite a long time now, 16 months to get the approvals — but I called it a very straightforward transaction. Maybe I studied and I worked in the US, maybe it’s coming from that US background, but it’s a market consolidation. In other parts of the world, like in the US, nobody doubts about this transaction. It’s a straightforward transaction in an industry, as we keep saying, where the fixed costs are going up because technology costs are going up, and technology costs are mainly fixed costs because they are software development.

We gave some of these numbers — and I mean, so many numbers are floating these days because we are live in the transaction — but very basic things. BBVA in Spain, we spend €1.1 billion every year, only in Spain, in technology. One third of our costs is technology. We don’t know the Sabadell number, but it’s something similar because they are a very large bank as well. Hundreds of millions of euros. €1.1 billion. Okay.

Why do we have two different systems, two different applications to serve the same market? Why do we spend hundreds of millions of euros to develop two things to serve the same market? That is why we have estimated that the synergy of this transaction would be €900 million per year steady state. Is €900 million a big number? This is pre-tax, but some of that makes it in their plan in the future. They claim that they will be making €1.6 billion. €900 million is very large as compared to that.

Why? Because it’s a market consolidation. So why wouldn’t we create better value for both shareholders by tapping into something which is inefficient to start with? Why do we pay hundreds of millions of euros, each of us, to external vendors? It’s not even internal spending, it’s external vendors, IT vendors. Why do we spend hundreds of millions of euros for both of us? It just doesn’t make sense. That’s why the deal has a lot of synergy potential. That’s why it has a lot of value for both shareholders.But coming back to your three topics:

Premium. Given this large synergy value, we offered 42% premium on one month VWAP in this transaction. 42%. As compared to the recent transactions that you know very well that have happened in Italy, it’s like out in the sky. There were five since the day that we launched. There were five, again no unsolicited tender offers, in another European market. Three of the five have reached success. The ones who have reached success, they have increased their prices in the process. But the final prices that they ended up with is 19% premium, 14.8% premium and 13% premium. We started with 42. And how does 42 compare with the rest? So in terms of premium, I do think the numbers speak for themselves.

BBVA’s footprint. That was your second point. No BBVA footprint. On this one, I encourage — because you said, what do you say to the shareholders — they should look into their own numbers. The most important thing in banking, in our view, the most important metric to pay attention to is not even profits, it’s the tangible book value creation. Tangible book value creation incorporates everything. It takes profits as the core, but then it deducts currency depreciation, it deducts securities valuations and everything. So it’s the key number to look into.

When you look into 15 years, ten years, five years, in every single period that you pick, not only do we beat Sabadell with a wide, wide margin in terms of tangible book value creation, despite that footprint that you are talking about, we also have less volatility as compared to Sabadell. We beat the European banking peers as well. So on this topic, the notion that we are diversified, the notion that we are in low leverage countries, and the notion that we have the best banks in the countries that we are in — I gave you all the numbers. We are number one in Mexico, number two in Peru, number two in Turkey, number two in retail banking in Spain. Already that has led us to deliver the benefit of this diversification, because we have amazing banks wherever we are. So I don’t buy that argumentation at all, wherever it’s coming from. Again, not being confrontational.

The cash dividend. TSB gives dividend. This is the one that I disagree with the most. Dividend is not value creation. It’s short term versus long term. If you get the dividend, what happens to your long-term cash flow? If you get the dividend now, if you sell TSB, you will have lower earnings in the future. You have to look into the full thing. You have to look into the intrinsic value.

And what we claim is — again, dividends is like money in the bank or money in your pocket, but it’s your money, it doesn’t matter, it’s your money. If you really want cash, because one of them is money in your pocket, you can tender, your intrinsic value goes up, and then you can go sell your shares and get as much cash as you want. Rather than waiting for six to nine months for TSB, you can do the deal, get the intrinsic value, and then sell your shares to get as much cash as you want.

What matters is the intrinsic value. And on the intrinsic value, what is the value of your share? There is a 25% EPS upgrade for Sabadell shareholders. Even if you incorporate all the cash flows that you mentioned — TSB dividend and so on — it’s a very significant EPS upgrade. We encourage all the Sabadell shareholders to do their own numbers, por favor, their numbers. Because if they do the numbers, forget our numbers, forget their numbers, they should do their own numbers. In the context of these huge synergies, they would see that they would be getting a lot of value from the transaction.

[00:34:12	-	00:34:48]

BofA: We’ll have César later on stage as well. Of course, we’re very respectful of the process, but I’m going to ask you one more question and then we’ll open up for Q&A. Now, you’ve talked about the industrial rationale, but I think that is clear and not in question with respect to the transaction. But when we are assessing sort of the economics of the deal, for good or bad, we are in Europe and it’s, you know, 16 months in, we’re still talking about this. Investors may ask: how should we think about sort of the financial merits of the transaction, especially following the conditions that the Spanish government has imposed? Now, how should we think about that?

[00:34:49	-	00:34:50]

OG: Meaning the government condition?

[00:34:50	-	00:34:51]

BofA: Correct.

[00:34:51	-	00:37:48]

OG: First of all, the government condition is only one. It’s not conditions, it’s only one condition. And the condition basically says that you have to keep Sabadell as a separate entity with a separate balance sheet, which then has a derivative attached to it, which is, as Sabadell management, you have to optimize the value of Sabadell. But the only condition is you have to keep them separate.

It doesn’t say anything about — actually, it is very explicit in the government condition, and I hope everyone reads it in full — that BBVA can appoint the board, can appoint them. I mean, there is no restriction whatsoever. Given the antitrust CNMC conditions and commitments that we also agreed, there is also no problem in terms of coordinating the business, managing the business together, as long as, again, we keep them as separate and every entity optimizes their own value. So this is what is written in the condition.

But in terms of the kind of the condition, the merger ban that you might be referring to — which is, you cannot merge in the next three years — we do have the clear conviction that it’s a bit in our hands in three years for this to be done as such, because there is a clear process outlined also in the government decision, which says that before the end of the three-year period we will submit a report. There are many details in there, which talk about how you have complied with this in the three years, what are you going to do for general interest for the coming year. It’s a bit in our hands to be able to prove to the government that there are no general interest issues going forward.

Again, looking into also the three-year period, there is also a very important dynamic here that I would encourage everyone to look into: CRD6, which needs to be transposed. This is an EU directive, for the benefit of everyone, CRD6, which needs to be transposed to the national legislation, to the Spanish legislation, in 2026 or maybe later. But there has to be a transposition that has to happen, and the latest EU infringement process around this topic basically implies that when the three-year period comes, that merger ban will no longer hold.

Given that June 24th — the date was June 24th — was the decision of the government, the clock started on June 24th. So June 24th, three years more, June 24th 2028. We put eight months on top, December 24th 2028. And we said we will start getting the synergies in 2029, which we do think is a very fair assumption and a very fair planning.

That’s why whatever happened — you also refer to 16 months and so on — it’s past, we don’t need to comment on this. It happens in life. We need to look forward. And the synergy potential is clearly there, and the shareholders should benefit from this opportunity.

[00:37:48	-	00:37:59]

BofA: Super clear. We’ve got time for one question, but it needs a very quick answer. Anybody that wants to ask a question to Onur, please. There’s one there, please.

[00:38:03	-	00:38:23]

Pregunta: Thank you. And I looked through the details of your business plan assumptions. The Mexico growth outlook looks to be — to paraphrase — more of the same. Could you help me understand what a plausible blue-sky scenario in Mexico could look like if the US trade deal is mildly satisfactory?

[00:38:23	-	00:39:27]

OG: Very good. I mean, you have all the details in the backup of that presentation. What we are assuming in Mexico this year — again, in the second quarter, we were expecting a recession — and for next year’s years, we were expecting 1.4% growth, 1.7% growth, and so on. As you say, this is lower than the clear potential of Mexico.

The blue-sky scenario would be the trade negotiations. This realization or this conviction that we have, that it’s in the benefit of the US for Mexico to have a stable and growing economy. If that is really embraced by the US authorities, there will be positive dialogue on the tariff discussions, as you know, in USMCA. It has to be concluded in 2026. If that happens, the potential growth rate of Mexico is much more than 1.4 and 1.7.

If that happens, our Mexican business is going to deliver much more than what we have in the plan. But the blue-sky scenario goes back to macro a bit, and that macro is going to deliver very good results for BBVA.

[00:39:27	-	00:39:30]

BofA: Amazing. Thank you very much. Thank you to you. Thanks everyone.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.